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www.dechert.com

ALLISON M FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

May 18, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on May 13, 2015, May 14, 2015 and May 15, 2015 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 27, 2015 on behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which we anticipate filing on or about May 19, 2015.  For the Staff’s review, a PDF file of the registration statement marked to indicate all changes has been attached to this filing as an exhibit.

Prospectus

Outside Cover Page

Comment 1.         Given the Fund’s name and the investment objective to provide total return through a combination of current income and capital appreciation, please consider revising the investment strategy to delete “or distribution.”

Response 1.  We have revised the disclosure to state that the Fund will invest at least 80% of its Managed Assets in “dividend or other income paying equity securities and debt securities” (emphasis added).  We have also revised the disclosure to explicitly state that such securities will exclude securities that distribute a return of capital, original issue discount bonds and payment-in-kind debt instruments.

Comment 2.         In the event that the Fund anticipates investing in PIK securities or original issue discount bonds, please add appropriate disclosure in the strategy and risk sections.

Response 2.  We have enhanced the disclosure regarding the fact that the Fund may invest in payment-in-kind debt instruments and original issue discount bonds.

Comment 3.         Please identify the types of equity securities in which the Fund intends to invest on the cover page.

Response 3.  We respectfully acknowledge the comment; however, we believe that this disclosure is appropriately included on the inside front cover, which states that “equity securities… may include common and preferred stocks, convertible securities, warrants, depository receipts, exchange-traded funds (“ETFs”), MLPs and real estate investment trusts (“REITs”).”

Front Cover Page

Comment 4.         Please revise the parenthetical “(commonly known as “high-yield” securities or “junk” bonds)” in the first sentence of the third paragraph on page 5 by replacing “or” with “and.”

Response 4.  The disclosure has been revised accordingly.

Comment 5.         Please confirm that the Fund does not currently intend to issue preferred shares during its first twelve months of operations.  If true, please include such disclosure in the paragraph on “Leverage.”

Response 5.  The disclosure has been revised to state that the Fund does not currently intend to issue preferred shares during its first twelve months of operations.

Comment 6.         Please ensure that the disclosure in the second and third full paragraphs on page 6 that is required to be included on the outside front cover page pursuant to Item 1(d) of Form N-2 will appear on the outside front cover page.

Response 6.  The disclosure to be included on the outside front cover page pursuant to Item 1(d) of Form N-2 will appear on the outside front cover page.

Comment 7.         Please confirm that the printed prospectus will be in 10 point font type.

Response 7.  The Fund hereby confirms that the printed prospectus will be in 10 point font type.

Prospectus Summary

Comment 8.         Please provide additional disclosure about how the “Options Writing Strategy” will be implemented.

Response 8.  The disclosure has been revised accordingly.

Comment 9.         On page 8, the current disclosure in “Limited Term” indicates that on the Termination Date, the Fund will either liquidate or be converted to an open-end investment company.  The 1940 Act requires shareholder approval to convert a closed-end investment company to an open-end investment company.  Please revise the disclosure to state that shareholder approval will be required before the Fund is converted to an open-end fund.

Response 9.  The disclosure has been revised accordingly.

Comment 10.       In your response letter, please explain the extent to which Raymond James Financial, Inc. and other affiliates of the Fund’s investment adviser and sub-advisers will be a part of the underwriting syndicate.

Response 10.  Raymond James & Associates, Inc., a wholly owned subsidiary of Raymond James Financial, Inc., is expected to be a part of the underwriting syndicate.

Comment 11.       Please disclose the parent entity of Four Wood Capital Partners, LLC.

Response 11.  Four Wood Capital Partners, LLC does not have a parent entity.

Comment 12.       Please disclose any affiliation that the Adviser has with Raymond James Associates, Inc.

Response 12.  Raymond James Associates, Inc. and the Adviser are not affiliates.

Comment 13.       Please supplementally provide whether Recon Capital Partners, LLC has any affiliation with the Fund beyond acting as a subadviser to the Fund.

Response 13.  Recon Capital Partners, LLC does not have any affiliation with the Fund beyond acting as subadviser to the Fund.

Comment 14.       In the “Fees and Expenses” section, please clarify whether the Adviser or the Fund will be paying the fee to the Subadvisers.  Please also disclose the specific amount of fees to be paid to Subadvisers.

Response 14.  We have revised the disclosure to note that the Adviser will pay Eagle Asset Management, Inc. for its services and the Fund will pay Recon Capital Partners, LLC for its services.  The fees to be paid to each Subadviser will be disclosed.

Principal Risks of Investing in the Fund

Comment 15.       On page 26-27, in “Risks Associated with Options Strategy” the prospectus states that “[t]o the extent the Fund writes call options that are not fully covered by securities in its portfolio (such as calls on an index or sector), it will lose money if the portion of the security or securities underlying the option that is not covered by securities in the Fund’s portfolio appreciate in value above the exercise price of the option by an amount that exceeds the premium received on the option.”  Please expand the disclosure to clarify how the Fund will respond to these situations where call options written by the Fund are not fully covered.

Response 15.  The disclosure has been revised accordingly.

Comment 16.       Please confirm that the Fund will only write covered call options.

Response 16.  The Fund hereby confirms that the Fund will only write covered call options.

Comment 17.       Please explain to what extent the bonds in which the Fund may invest may generate PIK interest.  Please also explain in plain English the risks associated with investing in PIK securities.

Response 17.  The disclosure has been revised accordingly.

Summary of Fund Expenses

Comment 18.       Please add “As a” before “Percentage of Offering Price” and “Percentage of Net Assets Attributable to Common Shares (Assumes Leverage is Used)” in the headings of the second column of the expenses table.

Response 18.  The disclosure has been revised accordingly.

Comment 19.       Please revise the line item “Expenses borne by Common Shareholders (1)(2)” in the Shareholder Transaction Expenses table to “Offering Expenses Paid by You (1)(2).”

Response 19.  The disclosure has been revised accordingly.

Comment 20.       Please add a “Total Shareholder Transaction Expenses” line item to the Shareholder Transaction Expenses table.

Response 20.  The disclosure has been revised accordingly.

Comment 21.       In footnote (7), please remove the word “Estimated” from the “Estimated Annual Expenses” heading in the table.  Please also add “As a” before “Percentage of Net Assets Attributable to Common Shares (assuming no leverage is used)” in the heading of the table.  The font type used in the table should be smaller than the one used in the footnotes and this footnote should be indented.

Response 21.  The disclosure has been revised accordingly.

Comment 22.       Please move the expense example to before the footnotes as consistent with Form N-2.

Response 22.  The disclosure has been revised accordingly.

Use of Leverage

Comment 23.       Please reformat the table illustrating the effect on return to a holder of the Fund’s Common Shares of leverage in “Leverage Effects” to the tabular presentation set forth in Item 8.3.b.(3) of Form N-2.  Please also use minus signs, instead of parentheses, to indicate negative values.

Response 23.  The disclosure has been revised accordingly.

Comment 24.       Please provide the disclosure required by Item 8.3.b(2) of Form N-2.

Response 24.  The disclosure has been revised accordingly.

Share Repurchases

Comment 25.       Please explain supplementally whether the Fund currently anticipates that it will implement a share repurchase program within four months of the Fund’s initial public offering.

Response 25.  The Fund does not currently intend to implement a share repurchase program within four months of the Fund’s initial public offering.

Comment 26.       Please include an undertaking that, in the event the Fund determines to implement a share repurchase program in the future, the terms of such program will be presented to the Staff for review prior to implementing the share repurchase program.

Response 26.  The Fund undertakes that, in the event the Fund determines to implement a share repurchase program in the future, the terms of such program will be presented to the Staff for review prior to implementing the share repurchase program.

Underwriting

Comment 27.       Please explain supplementally whether any affiliate of the Fund, the Adviser or the Subadvisers will be engaging in market making activity with respect to the Fund following the Fund’s initial public offering.

Response 27.  We do not currently anticipate that any affiliate of the Fund, the Adviser or the Subadvisers will engage in market making activities with respect to the Fund following the Fund’s initial public offering.

Conflicts of Interest

Comment 28.       The disclosure in the second paragraph indicates that the Subadvisers have adopted policies and procedures to ensure that all client accounts are treated equitably “over time” and that investment opportunities are allocated fairly and equitably among client accounts “over time.”  As a fiduciary, we believe that the Subadvisers’ policies and procedures should be designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

Response 28.  We respectfully acknowledge the comment; however, we note that the Subadvisers have adopted policies and procedures that they believe are consistent with their fiduciary duties, relevant SEC guidance and the Investment Advisers Act of 1940, as amended.  These policies and procedures seek to treat all client accounts equitably in each instance, but recognize that this may not always be possible and as such also seek to ensure that all client accounts are treated fairly over time.  For example, situations may arise where it is not possible or practical to allocate an investment across all accounts managed by an adviser.  In these instances, consistent with SEC guidance and the Advisers Act of 1940, an adviser could reasonably determine to allocate the investment to a certain account on, for example, a rotational basis.  While a rotational system would not necessarily be completely equitable to each account in each immediate instance, such a system would ensure fair and equitable treatment over time.

We respectfully submit that the position that an Adviser must treat all accounts fairly and equitable in all instances, as opposed to over time, would have the disadvantageous outcome where, in situations where it is impractical to allocate an investment opportunity across all accounts, the Adviser would be forced to refrain for transacting for any account.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai